Exhibit (a)(28)

                               [NEIGHBORCARE LOGO]


April 6, 2005

Dear NeighborCare Customer,

You may have seen the news that Omnicare has announced that they have completed the submission of the documents and data requested by the Federal Trade Commission (FTC) as part of their attempt to get government clearance to continue their pursuit of NeighborCare. You should know that this development does not change anything and will not affect the services we provide to you. It simply means that they have submitted the documents requested by the government. Omnicare still does not have government clearance.

Regardless, it is important for you to know that our decision to reject Omnicare's proposal has never been dependent on the outcome of the FTC process. Our decision has always been and remains based on our Board of Director's unanimous belief that our competitor's offer does not reflect the real value of this company and is not in the best interests of our shareholders, customers and other constituents.

We have been making great strides in the marketplace and our competitors know it. We remain firmly in control of our business and are actively working to grow, innovate and expand including preparation for the challenges and opportunities that will result from the Medicare Modernization Act.

You can be confident that we will not waver from our focus on delivering the highest quality of service to customers. This focus underpins everything we do, and I sincerely hope that your experience with NeighborCare has demonstrated the value we bring to the marketplace. I also hope that you will continue to express your support for our company by recommending, selecting, or retaining NeighborCare as your long term care pharmacy services provider.

In turn, we will do everything we can to earn your continued confidence and trust. Clearly, we know that we must deliver for you. We don't take your support for granted. We'll continue to keep you updated on our progress, and feel free to contact your various NeighborCare support contacts should you have any questions or suggestions on how we can serve you better.

Sincerely,

/s/ John J. Arlotta

John J. Arlotta
Chairman, President and Chief Executive Officer
NeighborCare, Inc.

        601 East Pratt Street, 3rd Floor Baltimore, Maryland, 21202-6000
                        Tel 410.528.7300 Fax 410.528.7447


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NeighborCare has filed a solicitation/recommendation statement on Schedule 14D-9 regarding Omnicare's tender offer. NEIGHBORCARE'S SHAREHOLDERS ARE STRONGLY ADVISED TO READ CAREFULLY NEIGHBORCARE'S SOLICITATION/RECOMMENDATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) REGARDING THE TENDER OFFER BECAUSE IT CONTAINS IMPORTANT INFORMATION. Free copies of the solicitation/recommendation statement and the related amendments or supplements, which have been filed by NeighborCare with the Securities and Exchange Commission, are available at the SEC's web site at www.sec.gov, or at NeighborCare's web site at www.neighborcare.com, and also by directing requests to NeighborCare's information agent, MacKenzie Partners, Inc., at 1-800-322-2885.